Exhibit 99.2
We may not be in compliance with the covenants contained in our debt agreements and we currently have a waiver under our 2013 Multicurrency Revolving Credit Facility relating to the application of the "Borrowing Base Amount" maintenance requirement.
Certain of our credit facilities, which are secured by mortgages on our vessels or other assets, require us to maintain specified financial ratios, mainly to ensure that the market value of the mortgaged vessels under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as a security value. In addition, certain of our credit facilities require us to satisfy certain other financial covenants. In general, these financial covenants require us to maintain, among other things, (i) a minimum market value adjusted net worth or book net worth; (ii) a minimum current ratio; (iii) a minimum amount of liquidity and a minimum liquidity ratio; (iv) a maximum ratio of total liabilities to total assets; and (v) a minimum working capital. We have in the past and currently, as described below, obtained waivers from compliance with one or more of these covenants.
A breach of any of these, or other, covenants in our debt agreements would prevent us from borrowing additional money under our credit facilities and could constitute an event of default under our debt agreements, which, unless cured within the grace period set forth under the credit facility, if applicable, or waived or modified by our lenders, may provide our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business. In the past, we have not been in compliance with some of the financial covenants in our credit facilities and have obtained waivers from our lenders for such non-compliance. On November 4, 2016, we obtained a waiver from the lenders under our 2013 Secured Multicurrency Revolving Credit Facility with respect to the application of a covenant thereunder requiring us to maintain a "Borrowing Base Amount" (as such term is defined therein) of at least zero. The margin interest rate applicable to Tranche C of this facility was temporarily increased from 2.0% to 3.5% during the waiver period. The waiver expires on December 20, 2016, unless earlier cured in accordance with the terms of the waiver. While we believe that we can satisfy the Borrowing Base Amount requirement prior to the expiration of the waiver by other means available to us, we expect to satisfy the Borrowing Base Amount requirement upon the closing of the offering of our Convertible Senior Notes due 2021.
Furthermore, certain of our debt agreements contain cross-default provisions that may be triggered by a default under one of our other debt agreements. A cross default provision means that a default on one loan would result in a default on certain of our other loans. The occurrence of any event of default, or our inability to obtain a waiver from our lenders in the event of a default, could result in certain or all of our indebtedness being accelerated or the foreclosure of the liens on our vessels by our lenders as described above. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.
Moreover, in connection with any waivers of or amendments to our credit facilities that we have obtained, or may obtain in the future, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. Our lenders may also require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.
In addition, under the terms of our credit facilities, our payment of dividends or other payments to shareholders as well as our subsidiaries' payment of dividends to us is subject to no event of default.